Corporate Office

1775 Sherman Street, #3000

Denver, Colorado 80203

303.860.5800

www.pdce.com

November 3, 2020

Office of Energy & Transportation

Division of Corporation Finance

United States Security and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, D. C. 20549

Attention:      Sondra Snyder, Staff Accountant

Gus Rodriguez, Accounting Branch Chief

RE:	PDC Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 27, 2020

Response dated July 20, 2020

File No. 001-37419

Ladies and Gentlemen:

With respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated October 28, 2020 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) of PDC Energy, Inc. (the “Company”), the Company responds as follows:

The comment of the Staff is set forth below for ease of reference and is numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2019

1.	Reconciliation of Non-U.S. GAAP Financial Measures

Cash flows from operations to adjusted cash flows from operations and free cash flow (deficit), page 63

We have reviewed your response to comment 2. Please address the following additional matters:

•	Expand your disclosure to explain why capital expenditures for acquisitions of crude oil and natural gas properties and for other property and equipment are not deducted from your measure of free cash flow.
•	Given that your measure of free cash flow reflects deductions for certain capital expenditures and not others, revise the title of this measure to refer to adjusted free cash flow.
•	Revise your disclosure to provide cautionary language indicating that you may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.

•	Revise the caption “Change in accounts payable related to capital expenditures” to clarify, if true, that it consists solely of capital accruals related to capital expenditures for development of crude oil and natural gas properties. If otherwise, please explain.

Response:

Beginning with our Form 10-Q filing for the quarterly period ended September 30, 2020, the Company will revise all references to “free cash flow” to “adjusted free cash flow” within the document.

Further, the Company will expand the disclosures within the Reconciliation of Non-U.S. GAAP Financial Measures section of the Form 10-Q to explain why capital expenditures for acquisitions of crude oil and natural gas properties and for other property and equipment are not deducted from our measure of free cash flow. In addition, the Company will also revise the disclosure to provide cautionary language around mandatory debt service requirements and other non-discretionary expenditures as suggested:

Adjusted cash flows from operations and adjusted free cash flow (deficit). We believe adjusted cash flows from operations can provide additional transparency into the drivers of trends in our operating cash flows, such as production, realized sales prices and operating costs, as it disregards the timing of settlement of operating assets and liabilities. We believe adjusted free cash flow (deficit) provides additional information that may be useful in an investor analysis of our ability to generate cash from operating activities from our existing oil and gas asset base to fund exploration and development activities and to return capital to stockholders in the period in which the related transactions occurred. We exclude from this measure cash receipts and expenditures related to acquisitions and divestitures of oil and gas properties and capital expenditures for other properties and equipment, which are not reflective of the cash generated or used by ongoing activities on our existing producing properties and, in the case of acquisitions and divestitures, may be evaluated separately in terms of their impact on our performance and liquidity. Adjusted free cash flow is a supplemental measure of liquidity and should not be viewed as a substitute for cash flows from operations because it excludes certain required cash expenditures. For example, we may have mandatory debt service requirements or other non-discretionary expenditures which are not deducted from the adjusted free cash flow measure.

Finally, the Company will revise the caption “Change in accounts payable related to capital expenditures” to “Change in accounts payable related to capital expenditures for oil and gas development activities” within the table that presents a reconciliation of each of the non-U.S. GAAP financial measures to its most comparable U.S. GAAP measure.

Please contact the undersigned with any questions at 724-747-0096.

Sincerely,

/s/ R. Scott Meyers
R. Scott Meyers
Chief Financial Officer

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